Exhibit 4.1

BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.
STOCK INCENTIVE PLAN
RESTRICTED STOCK AGREEMENT

1.
Grant of Restricted Shares.  Pursuant to this Restricted Stock Agreement (this "Agreement"), BlackRidge Technology International, Inc, a Nevada corporation (hereafter BlackRidge Technology, or the "Company"), grants to _______________________ (the "Grantee"), effective September 11, 2017 (the "Grant Date"), a restricted stock award (the "Restricted Stock Award") of shares of the Company's common stock ("Common Stock" or "Shares") as indicated below.  The Restricted Stock Award is subject to the terms, conditions and restrictions of this Agreement.  The Shares subject to the Restricted Stock Award are referred to collectively as the "Restricted Shares."

2.	Basic Terms of Restricted Shares.

(a)
Restrictions.  The Shares granted hereby are non-transferrable. There is no forfeiture before they are "Vested" pursuant to the schedules set forth below.   Shares, once Vested, shall be fully tradable, subject to applicable securities laws.  As used in this Agreement:

(i)	the term "Transfer" means and includes any sale, assignment, transfer, pledge, hypothecation, or other encumbrance or disposition of all or any portion of or interest in any Restricted Shares;
(ii)	the term "Transfer Agent" shall mean Interwest Transfer, Salt Lake City, Utah.
(iii)	the term "Vest" or "Vested" means, with respect to all or a portion of the Restricted Shares, the lapse or removal of the Restrictions; and
(b)	Vesting Schedule. As provided in this Agreement, all of the Restricted Shares shall Vest on July 1, 2018.

3.
Issuance of Shares.   Restricted Shares granted by this Agreement shall be evidenced by a book entry in the BlackRidge Technology common stock ledger at the Transfer Agent.  Stock certificates may be issued when the restricted shares Vest. Alternatively, the Grantee may direct electronic delivery to a broker dealer when this grant Vests.  When issued, the stock certificates will be registered in the name of the Grantee and delivered to the address of record. The Grantee shall provide any signatures and mailing addresses needed by the Transfer Agent to issue stock certificates.

4.
Rights as a Stockholder.  Subject to the restrictions set forth in this Agreement, the Grantee shall possess all incidents of ownership with respect to the Restricted Shares, including the right to receive dividends with respect to such Restricted Shares and to vote such Restricted Shares.  With respect to Restricted Shares that are still subject to the restrictions set forth in Section 7 hereof, property that the Grantee is entitled to receive with respect to such Restricted Shares by reason of an event described in Section 6 herein (other than cash dividends received) shall be subject to the restrictions imposed on such Restricted Shares. Notwithstanding the foregoing, nothing herein shall be deemed to confer on the Grantee any right to employment with the Company or limit in any way the right of the Company to terminate such employment at any time if still employed

5.	Adjustment Transactions. In the event of that any special or extraordinary dividend or other extraordinary distribution is declared (whether in the form of cash, Company Stock, or other property), or there occurs any recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event, an appropriate and proportionate equitable adjustment shall be made in the number and kind of Restricted Shares subject to this Agreement. The Company will make cash payments in lieu of any fractional shares.

6.	Withholding Taxes.The Company's obligation to issue Restricted Shares and to recognize the Vesting of any such Shares is subject to the Grantee's satisfaction of all applicable federal, state and local income and employment tax withholding requirements in connection with such issuance or Vesting (the "Withholding Amount"). If the Grantee fails to timely remit to the Company an amount in cash equal to the Withholding Amount, the Company shall have the right and is hereby authorized to withhold from the Grantee's Vested Shares or from any compensation or other amount otherwise payable by the Company to the Grantee in an amount up to but not to exceed the Grantees Withholding Amount.

7.	Legend; Transfer Restrictions.

(a)
Legend.  The Grantee consents to the placing on the certificate for any Restricted Shares (including shares received as a result of stock dividends, stock splits or other forms of recapitalization) prior to the Vesting of the Restricted Shares relating thereto of the following legend (in addition to any other legend or legends required under the Securities Act of 1933 (the "Act") and other applicable federal and state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND VESTING REQUIREMENTS (THE "RESTRICTIONS") AS SET FORTH IN BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC. STOCK INCENTIVE PLAN RESTRICTED STOCK AGREEMENT, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY.  ANY ATTEMPT TO DISPOSE OF THESE SHARES IN CONTRAVENTION OF THE RESTRICTIONS, INCLUDING BY WAY OF SALE, ASSIGNMENT, TRANSFER, ALIENATION, PLEDGE HYPOTHECATION OR OTHERWISE, SHALL BE NULL AND VOID AND WITHOUT EFFECT.

(b)
Transfer Restrictions. The Restricted Shares that have Vested may not be sold or oherwise disposed of in any manner that would constitute a violation of any applicable federal or state securities laws. The Grantee agrees (a) that the Company may refuse to cause the transfer of Restricted Shares that have Vested to be registered on the applicable stock transfer records if such proposed transfer would in the opinion of counsel satisfactory to the Company constitute a violation of any applicable securities law and (b) that the Company may give related instructions to the transfer agent, if any, to stop registration of the transfer of the Vested Restricted Shares.

8.	Miscellaneous.

(a)	Except as provided herein, this Agreement may not be amended or otherwise modified unless evidenced in writing and signed by the Company and the Grantee.

(b)
Any notices or other communications required or permitted under this Agreement ("Notices") shall be in writing and shall be either personally delivered, sent by express or first class mail (postage prepaid), return receipt requested, or sent by nationally recognized overnight courier service (overnight delivery, charges prepaid), addressed as follows:

                  If to the Company:
                  Jay Wright, Esq.
                  BlackRidge Technology International, Inc.
                  10615 Professional Circle, Suite 201
                   Reno, NV 89521

                  If to the Grantee:
      To the Grantee's address as set forth in Company' books and records.

Either party may change its address for Notices by written Notice to the other given in accordance with this Section 8(b).  Notices shall be deemed given when delivered personally, three days after deposit in the U.S. mail, or two business days after deposit with a nationally recognized overnight courier service, as applicable.

(c)	This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

(d)
It is intended that this Agreement will comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and any regulations and guidelines issued thereunder, and the Agreement shall be interpreted on a basis consistent with such intent. This Agreement may be amended in any respect deemed necessary by the Committee in order to preserve compliance with Section 409A of the Code

(e)	The Grantee shall keep the terms of this Agreement strictly confidential, other than as may be necessary to enforce his or her rights hereunder or as otherwise required by law.

BLACKRIDGE TECHNOLOGY INTERNATIONAL, INC.
By:  ____________________________
Name:  John H. Bluher
Title: Chief Financial Officer

GRANTEE: